SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 11, 2003

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-     )

Enclosure:  Swedish Match’s Report on Operations Full Year 2002.

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: February 11, 2003	By:	/s/ Sven Hindrikes Sven Hindrikes Executive Vice President and Chief Financial Officer

Nasdaq: SWMAY Stockholmsbörsen: SWMA

Report on Operations full year 2002

•	Sales reached 13,643 MSEK (13,635)

•	Sales increased 4 percent in local currencies

•	Continued strong volume growth for snuff

•	Operating income increased 12 percent to 2,371 MSEK (2,113)

•	EPS increased 21 percent to 4.10 SEK (3.40)

•	The Board proposes an increased dividend to 1.60 SEK (1.45)

The Company’s focus in 2002 has been to

•	Increase our efforts in smokeless tobacco, through broader product range and investments on new markets, and investment in a new factory,
•	Reduce the Group’s working capital to improve cash flow from operations, and
•	Further integrate acquisitions made over the past years.

Sales for the year reached 13,643 MSEK, (13,635) with solid growth in the snuff product area offsetting primarily currency related declines in other product areas. Currency translation impact compared to last year has reduced reported sales by 4 percentage points.

Operating income grew by 12 percent to 2,371 MSEK (2,113). All product areas with the exception of Pipe Tobacco and Lighters experienced improved margins. In the third quarter a restructuring charge of 68 MSEK was taken as an item affecting comparability. Operating income for the year had a negative impact from currency translation of 115 MSEK. For the fourth quarter the corresponding figure was 50 MSEK.

EBITDA increased 8 percent to 3,090 MSEK (2,863).

Net financial expense for the year was -245 MSEK (-273). Net interest expense was -229 MSEK (-286).

Earnings per share increased by 21 percent to 4.10 SEK (3.40).

Summary of Consolidated Income Statement

	October—December		Full year
MSEK	2002	2001	2002	2001
Sales	3,326	3,530	13,643	13,635
Operating income	574	585	2,371	2,113
Net income for the period	379	342	1,429	1,228

Sales by product area

	October—December		Change	Full year		Change
MSEK	2002	2001	%	2002	2001	%
Snuff	698	658	6	2,788	2,457	13
Chewing Tobacco	310	349	(11)	1,333	1,377	(3)
Cigars	805	895	(10)	3,318	3,481	(5)
Pipe Tobacco & Accessories	225	236	(5)	843	933	(10)
Matches	380	436	(13)	1,648	1,690	(2)
Lighters	165	196	(16)	700	809	(13)
Other operations	743	760	(2)	3,013	2,888	4

Total	3,326	3,530	(6)	13,643	13,635	0

Operating income by product area

	October—December		Change	Full year		Change
MSEK	2002	2001	%	2002	2001	%

Snuff	310	259	20	1,233	950	30
Chewing Tobacco	95	94	1	406	372	9
Cigars	111	138	(20)	522	500	4
Pipe Tobacco & Accessories	45	51	(12)	164	236	(31)
Matches	44	49	(10)	221	183	21
Lighters	14	27	(48)	74	101	(27)
Other operations	(45)	(33)		(181)	(149)

Subtotal	574	585	(2)	2,439	2,193	11
Items affecting comparability	—	—		(68)	(80)

Total	574	585	(2)	2,371	2,113	12

Operating margin by product area

	October—December		Full year
PERCENT	2002	2001	2002	2001
Snuff	44.4	39.4	44.2	38.7
Chewing Tobacco	30.6	26.9	30.5	27.0
Cigars	13.8	15.4	15.7	14.4
Pipe Tobacco & Accessories	20.0	21.6	19.5	25.3
Matches	11.6	11.2	13.4	10.8
Lighters	8.5	13.8	10.6	12.5

Group	17.3	16.6	17.9	16.1

Smokeless Tobacco

Swedish Match has a broad presence in smokeless tobacco (Snuff and Chewing Tobacco), with significant positions in the Nordic countries, the US, and South Africa. The main organic growth is within the snuff operations in North America and North Europe. The growth is based on the attractiveness of smokeless tobacco products which from a health point of view are regarded as a superior alternative to cigarettes. This has also been supported by the so- called Swedish experience (high consumption of snuff, low cigarette consumption and low frequency of tobacco related diseases).

Snuff

Swedish Match is the only global producer of snuff, and has a leading position on the Nordic snuff market and in South Africa. In the US, the Company has the largest share of the fast-growing value price segment. The biggest brands are General, Catch, and Ettan in Sweden, Timber Wolf in the US and Taxi in South Africa. Sales for the year amounted to 2,788 MSEK (2,457) an increase of 13 percent. Operating income for the year grew by 30 percent, to 1,233 MSEK (950) mainly due to improved volumes but also due to positive price/mix effects, as well as more efficient marketing spending. Operating margin reached 44.2 percent (38.7).

Swedish Match volume, in number of cans, grew by 6 percent in North Europe, and by 10 percent in the US. Swedish Match improved its market position in the US market by 1 percentage point to slightly more than 9 percent.

During the year Swedish Match has increased the investments in new markets. In India where Swedish snuff was launched in Mumbai in May 2001, efforts increased to cover also other regions. In Russia, Swedish snuff was launched in Moscow. Swedish snuff has also been present in the markets of Slovenia and the Czech Republic for a number of years.

For the fourth quarter, sales were 698 MSEK (658), an increase of 6 percent. Operating income increased by 20 percent to 310 MSEK (259). Operating margin reached 44.4 percent (39.4).

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market. Major brands are Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment in the US is characterised by annual volume declines of approximately 4 percent per year. In 2002, the volume decline has moderated.

Sales for the year declined somewhat, reaching 1,333 MSEK (1,377). In local currency, sales were up 3 percent. Operating income increased by 9 percent, to 406 MSEK (372). Operating income improvement is a result of price increases and lower expenses.

For the fourth quarter, sales declined by 11 percent, to 310 MSEK (349), due to the impact of a lower USD quotation. Operating income was 95 MSEK (94). Operating margin reached 30.6 percent (26.9) as improved pricing and product cost improvements have strengthened the operating result. Market share in the US remains stable at 42 percent.

Cigars and Pipe Tobacco

Swedish Match is one of the world’s largest producers of cigars and pipe tobacco with a broad presence globally. Growth opportunities are mainly within cigars.

Cigars

Swedish Match is one of the largest producers of cigars and cigarillos in the world and is the second largest in sales value. The main markets are North America and West Europe. These two markets together make up about 75 percent of the world market for cigars. Swedish Match offers a full range of products worldwide, with both premium and machine made cigars. Major brands are Macanudo, Garcia y Vega, La Gloria Cubana, La Paz, Justus van Maurik, and Wings.

Sales for the year amounted to 3,318 MSEK (3,481), a decline of 5 percent. In local currency, sales were flat. Operating income for the year increased 4 percent to 522 MSEK (500) primarily as a result of somewhat lower operating costs. Swedish Match North American mass market cigar volume declined, while European and US premium businesses were stable. Operating margin was 15.7 percent (14.4).

During the fourth quarter, sales were 805 MSEK, (895), with currency translation effects accounting for most of the decline. Sales in the US declined somewhat. Operating income was 111 MSEK (138) and was negatively affected by production adjustments in Belgium as well as lower volume for mass market cigars in the US. Operating margin was 13.8 percent (15.4).

Pipe Tobacco and Accessories

Swedish Match is one of the largest producers of pipe tobacco in the world and the products are marketed worldwide. Major brands include Borkum Riff, Half and Half, and Boxer. The main markets for pipe tobacco are North America, North Europe and West Europe. The Company also has a significant presence in South Africa.

Sales for the year amounted to 843 MSEK (933), a decrease of 10 percent. Operating income declined to 164 MSEK (236). Sales and operating income were negatively impacted by a significant decline in the value of the South African Rand versus the year-ago period, as well as weaker volume in several markets.

For the fourth quarter, sales were 225 MSEK (236) and operating income was 45 MSEK (51). Operating margin was 20.0 percent (21.6).

Lights

Swedish Match produces and markets matches and lighters globally. These products are sold in over 140 countries.

Matches

Swedish Match is number one in the world market for matches. The brands are mostly local, and have strong positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Redheads.

Sales for the year amounted to 1,648 MSEK (1,690). Operating income grew 21 percent to 221 MSEK (183), mainly due to strong growth within certain non-European markets. Operating margin was 13.4 percent (10.8).

For the fourth quarter, sales were 380 MSEK (436) and operating income was 44 MSEK (49). Operating margin was 11.6 percent (11.2).

Lighters

Swedish Match is the third largest producer of disposable lighters in the world and the main brand is Cricket.

Swedish Match sales for the year were 700 MSEK (809) and operating income was 74 MSEK (101).

During the fourth quarter, sales were 165 MSEK (196) and operating income was 14 MSEK (27). Operating margin was 8.5 percent (13.8).

The lighter business is faced with an increasingly competitive situation due to low price competition, which has affected sales volume negatively. Operating margin for export of lighters produced in Europe has decreased as a result of the strong Euro.

Other Operations

Other operations include, among other things, the distribution of tobacco products on the Swedish market, sales of advertising products, as well as corporate overheads and costs for business development and legal expenses. For the year, net expenses for other operations were -181 MSEK (-149). The second half of 2002 has been impacted by 30 MSEK related to a legal process in the US. For the fourth quarter net expenses were -45 MSEK (-33).

Items affecting comparability

In the third quarter a charge of 68 MSEK was taken for restructuring in Continental Europe, including sales and cigar production as well as lighter production.

Financing and net financial expense

At the close of the period the Group net debt amounted to 3,492 MSEK, as compared to 4,410 MSEK on December 31, 2001, a reduction of 918 MSEK. Cash flow from the operations was 2,585 MSEK compared to 1,609 MSEK a year ago. The improvement relates to better result, lower tax payments and reduced tied-up working capital. Payments for dividends, share repurchases and capital expenditure amounted to 1,758 MSEK during the year.

Cash and bank balances, including short term investments, amounted to 2,016 MSEK at the end of the period, compared with 1,606 MSEK at the beginning of the year.

Net interest expense for the year amounted to -229 MSEK (-286). Other financial items, net, amounted to -16 MSEK (13). In the fourth quarter net interest expense was -37 MSEK (-68). The net interest had a positive impact from a favourable premium on an equity hedge pertaining to the equity in our North American operations.

Taxes

Total tax expense for the year amounted to 648 MSEK (589) corresponding to 30.5 percent of income before taxes. The tax rate decrease compared to last year is a result of utilization of losses.

Earnings per share

Earnings per share for the year amounted to 4.10 (3.40), an increase of 21 percent.

The Board of Directors has agreed to propose at the annual shareholders’ meeting to distribute a dividend of 1.60 SEK per share (1.45) or 547 MSEK (508) in total calculated on the number of outstanding shares at year-end.

Capital expenditure, depreciation and amortization

The Group’s direct investments in tangible fixed assets amounted to 751 MSEK (633). Among major investments is the new snuff factory outside Gothenburg, Sweden. The production is estimated to gradually start during the second quarter 2003. Total depreciation and amortization amounted to 651 MSEK (670), of which depreciation on tangible assets amounted to 324 MSEK (329) and amortization of intangibles amounted to 327 MSEK (341).

During the fourth quarter, total depreciation and amortization amounted to 146 MSEK (183), of which depreciation on tangible assets amounted to 68 MSEK (94) and amortization of intangibles amounted to 78 MSEK (89).

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 10,352 MSEK (10,044).

Average number of Group employees

The average number of employees in the Group for the year was 14,795 compared with 14,343 for the full year 2001, primarily due to increased production of cigars in Indonesia and the Dominican Republic.

Share structure

At the Annual General Meeting, on April 23, 2002, the shareholders approved the reduction of share capital by 24 MSEK through cancellation of 10,000,000 shares. The reduction was completed and registered in October.

After the reduction the Company’s share capital amounts to 867.8 MSEK corresponding to 361,596,181 shares with a par value of 2.40 SEK.

During the year 7,995,000 shares have been repurchased at an average amount of 69 SEK. Through repurchase and after cancellation Swedish Match holds at the end of the period 19,591,000 shares corresponding to 5.4 percent of the total amount of shares. The number of shares outstanding, net after repurchase, as per December 31, 2002 amounts to 342,005,181, a decrease during the year by 2.3 percent. After the end of the period 1.5 million shares have been repurchased which makes the total amount of outstanding shares to 340.5 million.

Other events

Swedish Match North America, Inc. on July 22nd filed federal civil antitrust action in the United States District Court for the Western District of Kentucky against U.S. Smokeless Tobacco Company (“USST”) and other U.S. Tobacco affiliated companies, seeking a permanent injunction and alleging antitrust damages in connection with USST’s use of illegal, exclusionary tactics to suppress competition, raise prices, and stifle innovation in the United States moist snuff tobacco market. The amount of damages will be specified during the process.

Since 1992 the European Union has banned certain smokeless products. The ban includes Swedish Match’s snuff. Swedish Match has always declared that the ban in its present form is discriminating, disproportionate, and without any legitimate cause and should be tried at the European Court of Justice in Luxembourg. In November 2002 the Administrative Court in Minden, Germany, decided to refer the question of the legality of the EU-ban on snus to the European Court of Justice in Luxembourg. The lawsuit is expected to take 1-2 years.

Accounting principles

This full year report has been prepared in accordance with the recommendation RR 20 Interim Reports from the Swedish Financial Accounting Standards Council. The report has the same accounting principles and methods of calculation as the full-year 2001 annual report on operations.

Additional information

The Annual General Meeting will be held in Stockholm on April 25, 2003. The 2002 Annual Report is expected to be released and distributed in the end of March 2003. The first quarter 2003 report will be released on April 25th, 2003.

Stockholm, February 11, 2003

Board of Directors

Key data

	Full year
	2002	2001
Operating margin, %	17.9	16.1
Operating capital, MSEK	10,036	11,227
Return on operating capital, %	22.9	20.8
Return on shareholders’ equity, %	35.2	28.3

Net debt, MSEK	3,492	4,410
Net debt/equity ratio, %	74.4	90.5
Equity/assets ratio, %	30.4	29.3
Investments in tangible fixed assets, MSEK	751	633
EBITDA, MSEK	3,090	2,863

Earnings per share
Basic, SEK	4.10	3.40
Diluted, SEK	4.07	3.38
Excluding items affecting comparability, diluted, SEK	4.20	3.52
Excluding amortization and items affecting comparability, diluted, SEK*	4.99	4.30

Shareholders’ equity per share, SEK	11.72	11.73
Number of shares outstanding at end of period	342,005,181	350,000,181
Average number of shares outstanding	348,295,163	361,506,184
Average number of shares outstanding, diluted	350,894,438	363,016,335

*	Reported net income adjusted for items affecting comparability and amortization (net of taxes) divided by the average number of shares outstanding, basic

Consolidated Income Statement in summary

	October—December		Change	Full year		Change
MSEK	2002	2001	%	2002	2001	%
Sales, including tobacco tax	5,496	5,732	(4)	22,599	22,428	1
Less tobacco tax	(2,170)	(2,202)	(1)	(8,956)	(8,793)	2

Sales	3,326	3,530	(6)	13,643	13,635	0
Cost of goods sold	(1,826)	(1,991)	(8)	(7,451)	(7,627)	(2)

Gross profit	1,500	1,539	(3)	6,192	6,008	3

Sales and administrative expenses	(853)	(871)	(2)	(3,448)	(3,502)	(2)
Amortization, intangible assets	(78)	(89)	(12)	(327)	(341)	(4)
Shares in earnings of associated co.	5	6	(17)	22	28	(21)

	574	585	(2)	2,439	2,193	11
Items affecting comparability	—	—		(68)	(80)

Operating income	574	585	(2)	2,371	2,113	12

Net interest expense	(37)	(68)		(229)	(286)
Other financial items, net	(6)	(8)		(16)	13

Net financial items	(43)	(76)	(43)	(246)	(273)	(10)

Income after financial items	531	509	4	2,126	1,840	16
Taxes	(138)	(163)		(648)	(589)
Minority interests	(14)	(4)		(49)	(23)

Net income for the period	379	342	11	1,429	1,228	16

Earnings per share, basic	1.09	0.97		4.10	3.40
Earnings per share, diluted	1.09	0.96		4.07	3.38

Consolidated Balance Sheet in summary

MSEK	Dec 31, 2002	Dec 31, 2001
Intangible fixed assets	4,145	4,769
Tangible fixed assets	2,938	2,970
Financial fixed assets	606	691
Current operating assets	5,742	6,587
Liquid Funds	2,016	1,606

Total assets	15,447	16,623

Shareholders’ equity	4,007	4,105
Minority interests	686	767
Provisions	2,201	2,311
Long-term loans	4,518	5,072
Other long-term liabilities	85	78
Short-term loans	990	944
Other current liabilities	2,960	3,346

Total shareholders’ equity, provisions and liabilities	15,447	16,623

Change in Shareholders’ equity

MSEK	Full year
	2002	2000
Shareholders’ equity, opening balance as per December 31	4,105	4,635
Effect due to change in accounting principle	—	(51)

Adjusted shareholders’ equity, opening balance	4,105	4,584
Transfer to statutory reserve and cancellation of shares for transfer to unrestricted reserve	(24)	(53)
Transfer to statutory reserve and increase of unrestricted reserves from cancellation of shares	24	53
Repurchase of own shares	(552)	(1,169)
Dividend paid	(508)	(490)
Translation difference for the period	(467)	(48)
Net income for the period	1,429	1,228

Total shareholders’ equity at end of period	4,007	4,105

Consolidated Cash Flow Statement in summary

MSEK	Dec 31, 2002	Dec 31, 2001
Cash flow from operations before changes in Working Capital	2,483	1,954
Cash flow from changes of Working Capital	102	(345)
Cash flow from operations	2,585	1,609

Investments
Investments in property, plant and equipment	(751)	(633)
Sales of property, plant and equipment	106	72
Investments in intangibles	(18)	(12)
Investments in consolidated companies	(53)	(962)
Changes in financial receivables etc.	(1)	15

Cash flow from investments	(717)	(1,520)

Financing
Changes in loans	(501)	284
Dividends	(508)	(490)
Repurchases of shares	(499)	(1,169)
Other	142	(78)

Cash flow from financing	(1,366)	(1,453)

Cash flow for the period	502	(1,364)
Liquid funds at the beginning of the period	1,606	2,960
Translation difference attributable to liquid funds	(92)	10

Liquid funds at the end of the period, including short-term financial investments	2,016	1,606

Quarterly data

MSEK	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02
Sales, including tobacco tax	5,336	4,946	5,769	5,981	5,732	5,225	5,981	5,897	5,496
Less tobacco tax	(2,140)	(1,877)	(2,274)	(2,440)	(2,202)	(1,908)	(2,448)	(2,430)	(2,170)

Sales	3,196	3,069	3,495	3,541	3,530	3,317	3,533	3,467	3,326
Cost of goods sold	(1,832)	(1,738)	(1,941)	(1,957)	(1,991)	(1,765)	(1,921)	(1,939)	(1,826)

Gross profit	1,364	1,331	1,554	1,584	1,539	1,552	1,612	1,528	1,500

Sales and administrative expenses	(779)	(772)	(927)	(932)	(871)	(869)	(891)	(835)	(853)
Amortization, intangible assets	(82)	(80)	(78)	(94)	(89)	(83)	(87)	(79)	(78)
Shares in earnings of associated co.	(3)	12	6	4	6	5	6	6	5

	500	491	555	562	585	605	640	620	574
Items affecting comparability	—	—	—	(80)	—	—	—	(68)	0

Operating income	500	491	555	482	585	605	640	552	574

Net interest expense	(67)	(67)	(70)	(81)	(68)	(64)	(69)	(59)	(37)
Other financial items, net	0	21	0	0	(8)	(7)	(2)	(1)	(6)

Net financial items	(67)	(46)	(70)	(81)	(76)	(71)	(71)	(60)	(43)

Income after financial items	433	445	485	401	509	534	569	492	531
Income taxes	(128)	(143)	(155)	(128)	(163)	(171)	(182)	(157)	(138)
Minority interests	(5)	(5)	(6)	(8)	(4)	(2)	(18)	(15)	(14)

Net income for the period	300	297	324	265	342	361	369	320	379

Sales by product area

MSEK
	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02
Snuff	552	528	642	629	658	672	711	707	698
Chewing Tobacco	316	314	365	349	349	344	367	312	310
Cigars	843	750	892	944	895	778	871	864	805
Pipe Tobacco & Accessories	200	205	245	247	236	190	211	217	225
Matches	478	425	408	421	436	460	421	387	380
Lighters	201	220	203	190	196	186	184	165	165
Other operations	606	627	740	761	760	687	768	815	743

Total	3,196	3,069	3,495	3,541	3,530	3,317	3,533	3,467	3,326

Operating income by product area

MSEK
	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02
Snuff	250	214	235	242	259	290	313	320	310
Chewing Tobacco	87	89	99	90	94	106	105	100	95
Cigars	104	101	124	137	138	122	149	140	111
Pipe Tobacco & Accessories	54	59	64	62	51	42	36	41	45
Matches	23	44	44	46	49	65	59	53	44
Lighters	21	25	26	23	27	20	23	17	14
Other operations	(39)	(41)	(37)	(38)	(33)	(40)	(45)	(51)	(45)

Subtotal	500	491	555	562	585	605	640	620	574
Items affecting comparability	—	—	—	(80)	—	—	—	(68)	0

Total	500	491	555	482	585	605	640	552	574

Operating margin by product area

PERCENT
	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02
Snuff	45.3	40.5	36.6	38.5	39.4	43.2	44.0	45.3	44.4
Chewing Tobacco	27.5	28.3	27.1	25.8	26.9	30.8	28.6	32.1	30.6
Cigars	12.3	13.5	13.9	14.5	15.4	15.7	17.1	16.2	13.8
Pipe Tobacco & Accessories	27.0	28.8	26.1	25.1	21.6	22.1	17.1	18.9	20.0
Matches	4.8	10.4	10.8	10.9	11.2	14.1	14.0	13.7	11.6
Lighters	10.4	11.4	12.8	12.1	13.8	10.8	12.5	10.3	8.5

Group	15.6	16.0	15.9	15.9	16.6	18.2	18.1	17.9	17.3

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer	office	+46 8 658 01 75

Sven Hindrikes, Executive Vice President and Chief Financial Officer	office	+46 8 658 02 82
	mobile	+46 70 567 41 76

Bo Aulin, Senior Vice President, Secretary and General Counsel	office	+46 8 658 03 64
	mobile	+46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations	office	+46 8 658 01 73
	mobile	+46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)	office	+1 804 302 1912
	mobile	+1 804 502 1912